------------
COHNE
RAPPAPORT
& SEGAL

------------                       Richard A. Rappaport    Daniel J. Torkelson
A PROFESSIONAL                     Roger G. Segal          Leslie Van Frank
CORPORATION                        Jeffrey L. Silvestrini  Larry R. Keller
                                   David S. Dolowitz       A. Howard Lundgren
ATTORNEYS AT LAW                   Vernon L. Hopkinson     Brian F. Roberts
                                   Keith W. Meade          Dena C. Sarandos
                                   Ray M. Beck             Edward T. Vasquez
                                   A.O. Headman, Jr.       Emily Broadhead Smoak
                                   Julie A. Bryan          Joshua K. Peterman
                                   Jeffrey R. Oritt        Thomas J. Burns


257 East 200 South, 7th Floor       Mailing Address
Salt Lake City, Utah 84111          Post Office Box 11008
(801) 532-2666                      Salt Lake City, Utah
(801) 238-4606 DIRECT FAX           84147-0008
aoh@crslaw.com DIRECT E-MAIL

Via EDGAR
---------

August 17, 2006

Mail Stop 6010
--------------

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                  Re:  Dauphin, Inc.
                       Revised Preliminary Information Statement on Schedule 14C File No. 0-52091


Dear Ms. Jacobs:

         We have filed a revised Preliminary Information Statement on Schedule 14C with the Commission today via EDGAR. Enclosed herewith are two copies of the Preliminary Information Statement with changes marked for your convenience. To facilitate your review of the revised Preliminary Information Statement, we will respond to each of the comments contained in your letter dated August 15, 2006. Each comment number below corresponds to the number paragraphs in your comment letter.

COMMENT 1.
---------

Your attention is directed to Rules 3-01(a) and 3-02(a) of Regulation S-X and the need for updated financial statements and relate disclosures with respect to you and GeoVax. Please update your financial information.

RESPONSE

         Updated financial statements, selected financial and data and related disclosures are included in the revised Preliminary Information Statement on
Schedule 14C.

Barbara C. Jacobs
August 17, 2006
Page 2
--------------------------------------------------------------------------------

COMMENT 2.
----------

We note your response and revised disclosure with respect to comment 3 of our letter dated July 28, 2006. Please provide us an analysis with respect to whether your obtaining of the consents from such stockholders constituted a solicitation subject to the requirements of Section 14 of the Exchange Act and the rules promulgated thereunder or otherwise whether an exemption from such requirements was available.

RESPONSE

         In December 2004, Dauphin issued 10,000,000 shares of preferred stock each of which carried 20 votes (200,000,000 votes total). As a result of the votes attributed to the preferred stock and the votes attributed to the common stock, Dauphin has 299,969,028 votes available. In the first quarter of 2005, Dauphin management, together with the preferred stockholders and their representatives, met with representatives of Geovax to discuss a possible merger transaction. Over the next several months, terms of an agreement were negotiated, which resulted in the execution of a Merger Agreement in January 2006, by and between Dauphin and Geovax and a Form 8-K was filed in connection therewith.

         In March 2006 Dauphin and its four preferred stockholders reached an impasse as to the terms of the conversion of the preferred stock into shares of common stock. The parties did not agree as to how many shares of common stock the preferred stock would be converted into. Litigation between Dauphin and the preferred stockholders commenced. In May 2006, Dauphin and the preferred stockholders resolved their differences and a Conversion Agreement was entered into whereby, among other things, the conversion rate was set at two shares of common stock for one share of preferred stock and the preferred stockholders agreed to vote their 200,000,000 votes in favor of the Geovax merger and related actions. Those votes attributed to the preferred stock, which represents more than 67% of the total votes available, were not obtained through solicitation but rather, through a global resolution of issues related primarily to conversion and other matters.

         Although no additional votes or consents were required to approve the Geovax merger and related transactions, 10 of Dauphin's common stockholders, who are close to Dauphin and Dauphin's President, executed consents. I have been informed by Dauphin that these consents were delivered to Dauphin to demonstrate the support of the transactions by these long time stockholders and close acquaintances of Dauphin's President. These consents were not required to approve the GeoVax merger and related transactions and Dauphin believes these consents were not the result of solicitation.

Barbara C. Jacobs
August 17, 2006
Page 3
--------------------------------------------------------------------------------


COMMENT 3.
----------

Your response to comment 3 of our letter dated July 28, 2006 discloses significant share ownership by holders of our preferred stock. Please note that
Item 403 of Regulation S-K requires disclosure with respect to any class of your voting securities. Accordingly, please revise your disclosure here to include your outstanding shares of preferred stock.

RESPONSE

         We have revised the Security Ownership Chart and have included the Preferred Stockholders. As we have described in several places in the Schedule 14C, each share of preferred stock is convertible into 2 shares of common stock. However each share of preferred stock has 20 votes per shares of preferred stock. Three of the four preferred stockholders own less than 5% of the issued and outstanding shares of common stock (assuming such shares of preferred stock are converted into common stock) but have voting rights in excess of five percent. We have revised the table to assume conversion of the preferred into common and included the voting rights in the footnotes to the stockownership table.

Conclusion

         We believe we have addressed each of your comments and we would like to a have the Definitive Information Statement mailed to Dauphin stockholders as soon as possible. If you have any additional questions or need any additional information, please contact me immediately.

                                          Sincerely,

                                          COHNE, RAPPAPORT & SEGAL


                                          /s/A. O. Headman, Jr.
                                          ------------------------
                                          A. O. Headman, Jr.